1 For Release: July 28, 2026 Attention: Business Editors VERSABANK CALLS SPECIAL SHAREHOLDER MEETING TO APPROVE PROPOSED REORGANIZATION – Bank Expects SEC to Declare Effective the S-4 Registration Statement for Proposed Reorganization in the Coming Weeks – LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it will hold a special meeting for its shareholders ("the Meeting") to consider and vote on its proposed plan to realign its corporate structure to a standard U.S. bank framework (the “Reorganization”). The Meeting will be held in person at 1979 Otter Place, London, Ontario on September 16, 2026, at 10:30 a.m. ET. Shareholders of record of the Bank at the close of business on August 10, 2026, will be entitled to receive notice of and to vote at the Meeting. The Bank expects its Form S-4 registration statement in connection with the Reorganization (File No. 333-296444) (the “Registration Statement”), previously filed with the U.S. Securities and Exchange Commission (the “SEC”), to be declared effective by the SEC in the coming weeks, prior to the Management Information Circular and Prospectus contained therein being mailed to shareholders. “This marks another major milestone in our plan to further enhance near- and long-term value for our shareholders through our proposed Reorganization, improving access to capital to support our growth while providing eligibility for certain U.S. stock indices, as well as further mitigating risk and reducing corporate costs,” said David Taylor, Founder and President, VersaBank. “In anticipation of shareholder approval of the proposed Reorganization, in parallel, we are moving forward on any matters that can expedite the subsequent regulatory approval processes.” Specifically, the Reorganization, among other things, will result in Versa Bancorp, a new Delaware corporation (the “Parent”), becoming the direct holding company of VersaBank and VersaBank USA National Association. The purpose of the Meeting is to obtain shareholder approval to effect the Reorganization following which Versa Bancorp will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests. The Registration Statement contains a Management Information Circular and Prospectus in connection with the Reorganization. Shareholders are urged to review the final version of the Management Information Circular and Prospectus, which will be mailed to shareholders and which contains important information regarding the Meeting and the Reorganization. In addition to the approval of shareholders, the completion of the Reorganization remains subject to various regulatory approvals, including approval by the Minister of Finance in Canada and the Federal Reserve Board in

2 the United States. There can be no assurance that VersaBank will receive shareholder or regulatory approval in a timely manner, if at all. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota- based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. Additional Information and Where to Find It In connection with the Reorganization, Parent has filed the Registration Statement. SHAREHOLDERS OF VERSABANK AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO, THE PROSPECTUS/MANAGEMENT INFORMATION CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR SIMILAR SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA IN CONNECTION WITH THE REORGANIZATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSABANK, VERSA BANCORP AND THE REORGANIZATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE REORGANIZATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE REORGANIZATION. When available, the Registration Statement, the Prospectus/Management Information Circular, and other relevant documents will be mailed to the shareholders of VersaBank as of a record date to be established for voting on the Reorganization. Shareholders and other interested persons will also be able to obtain copies of the Registration Statement, the Prospectus/Management Information Circular, and other documents filed by VersaBank with the SEC and with the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov., and as applicable, on SEDAR+ at www.sedarplus.ca. Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to VersaBank, 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2, Attention: Investor Relations, Telephone: 800-244-1509. Participants in the Solicitation

3 VersaBank, the Parent and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Reorganization. Information regarding the directors and executive officers of VersaBank, the Parent and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, are available in the Registration Statement with respect to the Reorganization filed with the SEC. Investors should read the Registration Statement and the Prospectus/Management Information Circular carefully before making any voting or investment decisions. Free copies of these materials from VersaBank may be obtained as indicated above. Neither the Registration Statement nor the Prospectus/Management Information Circular has become final and is subject to change. Final versions of those documents and other proxy materials are expected to be mailed to shareholders in due course, and should be carefully reviewed before making any decision in connection with the Reorganization. No Offer or Solicitation This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Reorganization. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. FORWARD-LOOKING STATEMENTS VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the expectation that the SEC will declare the Registration Statement effective, the nature and timing of the Meeting, the impact of the Reorganization on VersaBank and its shareholders and other matters relating to the Reorganization. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities;

4 natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward- looking statement contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com